EXHIBIT 99.1

Gentium To Initiate Clinical Development in Japan and Expand Named-Patient Program Access to Asia and Japan

VILLA GUARDIA (COMO), Italy, Dec. 5, 2012 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") today announced the Company's entry into an agreement with the National University Corporation Hamamatsu University School of Medicine ("HUSM"), Fukushima Medical University ("FMU") and LINK Healthcare ("LINK") to support a clinical trial to evaluate the safety and pharmacokinetics of Defibrotide in healthy adults. An investigational new drug application for Defibrotide was recently submitted to Japan's Pharmaceuticals and Medical Devices Agency ("PMDA").

Under the terms of the agreement, Gentium will provide free drug and technical support and LINK will provide administrative and logistical support for the clinical trial conducted by HUSM. If desired outcomes are achieved following the completion of the Phase I clinical trial, a Phase II Clinical Trial will need to be completed before submitting a marketing authorization application for Defibrotide to the PMDA.

The clinical trial is supported by a Health and Labour Sciences Research Grant (2012) and is categorized by the grant program as a study to support practical drug/medical device use during the reconstruction of disaster-hit areas in Eastern Japan.

"We expect this clinical trial to provide important safety and pharmacokinetic data necessary to support a future marketing authorization application for Defibrotide in Japan and Gentium is pleased to have the opportunity to collaborate with FMU in this important endeavour," commented Dr. Carin Heringa, Senior Vice President and Scientific Director of Gentium.

Professor Kazuo Umemura, the Principal Investigator for the clinical trial, commented, "The clinical study will evaluate the safety and pharmacokinetics of Defibrotide in Japanese healthy adults at a translational research center at Hamamatsu University Hospital. We look forward to treating Japanese patients with veno-occlusive disease (VOD) with Defibrotide as soon as possible."

Adrian Haigh, Senior Vice President of Commercial Operations at Gentium said, "We are pleased to be able to strengthen our relationship with LINK and we are confident in LINK's ability to provide Defibrotide in additional geographies on a named-patient basis."

Executive Chairman of LINK Healthcare, John Bacon, said, "We are proud to participate in this vital study and hope that it will provide broader access to this important drug for the treatment of VOD, a potentially life-threatening condition associated with stem cell transplantation. Furthermore, we are pleased to be strengthening our relationship with Gentium across our entire footprint."

In June 2011, the Company announced the appointment of Link as exclusive distributor of Defibrotide in Australia and New Zealand. Gentium and LINK plan to expand the distribution territories covered in their existing agreement to include Asia and Japan as LINK has recently established an operations and distribution facility in Singapore to serve the central Asian markets and purchased a business specializing in named-patient distribution in Japan.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

The Gentium S.p.A. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=12669

About LINK Healthcare

LINK Healthcare is a privately owned specialist pharmaceutical and medical technologies business which offers a unique and substantial portfolio of products throughout the regions of Australia, New Zealand, Asia and Southern Africa. LINK provides exceptional regulatory, sales, marketing, customer service and supply chain infrastructure and is partnered with pharmaceutical companies from around the world. Its specialist proprietary and in-licensed products are sold under the LINK Pharma, LINK Medical Technologies, EQUITY Pharmaceuticals, EQUITY Medical Technologies, HOMEMED & NOVAGEN Pharma brands.

About Fukushima Medical University

Fukushima Medical University promotes, through the highly advanced level of medical and nursing research of the faculty members, the welfare of the population of the prefecture and educates doctors and nurses to work for medical and welfare organizations in the prefecture after graduation. The University, its affiliated institute and hospital endeavour not only to carry out pioneering research that has gained worldwide recognition, but also to practice patient-oriented medicine with the highest ethical standards. Its ultimate goal is to fulfill its function of research and education for the local as well as international community.

About the Health and Labour Sciences Research Grants Program

The Health and Labour Sciences Research Grants program aims to promote scientific research directly addressing national healthcare, welfare, and medical needs, and offers a competitive study environment for pioneers of research.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" that involve a number of risks and uncertainties the outcome of which could materially and/or adversely affect actual future results and the market price of Gentium's securities. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. Specifically, the risks and uncertainties that could affect the development of Defibrotide include risks associated with preclinical and clinical developments in the biopharmaceutical industry in general, and with Defibrotide in particular, including, without limitation, the potential failure of Defibrotide to prove safe and effective for treatment and prevention of hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem cell transplantation, and the risk factors listed or described from time to time in Gentium's filings with the Securities and Exchange Commission including, without limitation, Gentium's most recent filings on Forms 20-F.

CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP & CFO
         scalabrese@gentium.it

         or

         The Trout Group
         Tricia Swanson, +1 646 378 2953
         TSwanson@troutgroup.com